VIA EDGAR AND FEDEX

January 18, 2008

Securities and Exchange Commission
Mail Stop 4561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0409
Attention:  Mr. Kevin Woody

Re:	Kilroy Realty Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2006
Filed February 28, 2007
File No. 001-12675

Dear Mr. Woody:

We are writing in response to the letter of the staff of the Commission, dated December 19, 2007, addressed to the Company in connection with the above-referenced filing.  The responses below reflect clarifications in response to the staff’s comments provided during our telephone conversation with you and Mr. Mark Rakip on January 9, 2008. For your convenience, each of the comments in your letter is reproduced below in italicized text and is followed by our response.

Form 10-K for the year ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 32

1.
Please note that your MD&A disclosures related to critical accounting policies should supplement and enhance the description of the critical accounting policies in the notes to your consolidated financial statements, and is not intended to be a duplication of the footnote disclosure.  Please revise your disclosures in future filings to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably like to result from its application over time.  The revised disclosure should include how you arrived at your estimates, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumptions involved that impact your current financial condition and operating performance, or the comparability of reported information over multiple reporting periods.  Refer to the guidance in FR-72 dated December 2003.

The Company undertakes in future filings to present an analysis of the uncertainties involved in applying accounting principles at a given time and the variability that is reasonably likely to result from the application of the accounting principles over time, including disclosure with respect to (i) the manner in which the estimates were determined, (ii) the historical accuracy of stated assumptions used in determining the estimates, and (iii) the factors related to the estimates and related assumptions that impact the reporting of the Company’s financial condition and operating performance or the comparability of reported information over multiple reporting periods, in each case consistent with FR-72.

Item 8.  Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

2.
Please tell us your basis for including assets held for sale within total real estate assets, net within your consolidated balance sheet.  Please cite relevant accounting literature relied upon within your response.

The Company advises the staff that the Company believes the presentation of assets held for sale within total real estate assets is consistent with the requirements of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets” (“SFAS 144”), paragraph 46, because the properties held for sale are presented separately as a single line item and presented as a single amount in our consolidated balance sheet at December 31, 2006, and no other assets or liabilities are included in or offset against this amount.

Other assets and liabilities related to the property held for sale were not material to the Company’s consolidated balance sheet at December 31, 2006 and thus were not aggregated and separately presented or disclosed, but were included in the respective asset and liability line items in the consolidated balance sheet at December 31, 2006.  If the Company had other material assets and liabilities related to the property held for sale, such amounts would have been presented separately on the face of the consolidated balance sheet in accordance with the Company’s accounting policy disclosed in Note 2 to the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements

4.  Properties Held for Sale and Dispositions, page F-18

3.
Please tell us whether the results of operations for the property sold in July 2005, 2260 E. El Segundo Blvd, are included in discontinued operations and, if so, management’s basis for doing so.  Due to the participation in future profits of the operation or sale of the property, it appears that you have continuing involvement with the property.

The Company supplementally advises the staff that the results of operations for the property sold in July 2005, 2260 E. El Segundo Blvd., are included in discontinued operations for the periods presented.

The Company believes this presentation is appropriate in accordance with SFAS 144, paragraph 42, and Emerging Issues Task Force Issue No. 03-13 “Applying the Conditions in Paragraph 42 of Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”).

Summary of Transaction

In July 2005, the Company sold the property to a third party buyer. The property had been vacant for three years preceding the date of sale, and the property was located in an under- performing market.  In conjunction with the sale, the Company and the buyer entered into a profit participation agreement, which provided the Company with the right to receive a profit participation without risk of loss or further continuing involvement to the Company.  Under the terms of the agreement, the profit participation, if any, is calculated based upon a percentage of certain future net cash flows from the operation, sale or refinancing of the sold property.   Under the agreement, the Company would not receive any profit participation until the equity investors who acquired the property, and continued to contribute capital to reposition and operate the property, were repaid 100% of their capital contributions plus a 10% annualized preferred return.  The Company did not retain any voting interest, capital interest or equity interest in the sold property as a result of the profit participation agreement.  The terms of the profit participation agreement did not provide the Company with the ability to be involved in the operation, management or leasing of the property.

EITF 03-13 Evaluation:

Step 1: Are continuing cash flows expected to be generated by the sold property?

Yes. Continuing cash flows could have been generated in the event the property generated the specified preferred returns to the equity investors.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

No. The continuation of cash flows results from neither a migration nor a continuation of operating, leasing or management activities through active involvement. The revenue-producing activities and cost-generating activities of the sold property before the disposal transaction were the Company’s active operating, leasing and management of the property. The profit participation agreement did not provide the Company the right to have any involvement in the continuing operations of the property after the disposal transaction, and the Company did not continue any of these activities.  The Company was not providing or receiving any real estate or other related services with respect to the sold property after the disposal transaction.  Therefore, the cash flows associated with the profit participation agreement are indirect cash flows. Accordingly, an evaluation of the significance of the continuing cash flows is not necessary. An evaluation of continuing involvement should be performed.

Step 3: Does the ongoing entity have significant continuing involvement in the operations of the sold property?

No.  The Company did not have the ability to significantly influence the operating and/or financial policies of the sold property based on the following:

a.	The Company believed the profit participation agreement was not significant to the overall operations of the sold property.

b. Subsequent to the disposal transaction, the Company was not involved in any respect with the operation, leasing or management of the property and the Company did not provide any services with respect to the operation, leasing or management of the property.

c. The Company believes the rights conveyed by the profit participation agreement did not enable the Company to exert significant influence over the sold property.

Conclusion:

Since the continuing cash flows are considered indirect cash flows and the Company does not have significant continuing involvement in the operations, leasing or management of the sold property, the Company believes that classification of the sold property as a discontinued operation in the Form 10-K for the year ended December 31, 2006 was appropriate.

13.  Minority Interests, page F-26

4.
Please tell us and disclose, in future filings, the amount of consideration that would be paid to the holders of the common limited partnership units as if the termination of the operating partnership occurred on the balance sheet date.

The Company advises the staff that common limited partnership units may be redeemed by the holders of such units for cash.  The Company may at its option, satisfy the cash redemption obligation with shares of the Company’s common stock.  The redemption value for each common limited partnership unit of Kilroy Realty, L.P. as of any balance sheet date is the amount equal to the average of the closing quoted price per share of the Company’s common stock, par value $.01 per share, as reported on the New York Stock Exchange for the ten trading days immediately preceding the respective balance sheet date. Accordingly, as of December 31, 2006, the aggregate redemption value of the then-outstanding common limited partnership units of Kilroy Realty, L.P. was $181,188,404.  The Company undertakes to revise its disclosure to include this amount in future filings.

16.  Employee Retirement and Share-Based Incentive Plans, page F-29

5.	Please tell us how you have complied with the disclosure requirements of paragraphs 64 – 65 and A240 – A241 of SFAS 123(R) or tell us why such disclosure is not appropriate.

The Company advises the staff that the Company reviewed the disclosure requirements of paragraphs 64-65 and A240-A241 of SFAS 123(R) both at the time of adoption of SFAS 123(R) and prior to filing the Company’s Form 10-K for the fiscal year ended December 31, 2006, as well as subsequent to receiving the letter of the staff of the Commission dated December 19, 2007.

The Company believes that it has materially complied with all applicable disclosure requirements of SFAS 123(R) by including the information required by paragraphs A240 and A241 as well as additional information to achieve the objectives listed in paragraph 64. Attached as Exhibit A to this letter is a table listing the disclosure requirements in A240.  The table identifies the page numbers in Note 16 “Employee Retirement and Share-Based Incentive Plans” of the consolidated financial statements in Company’s Form 10-K for the fiscal year ended December 31, 2006 where the Company has complied with the applicable requirements.  For required disclosures that are not included in the Company’s annual report, the table references why the Company believes the disclosure is not applicable to the Company for the periods covered by the report.  The Company did note one instance where the Company inadvertently omitted the information required by paragraph A240c.(1) for the year ended December 31, 2004.  The amount omitted was not material to the financial statements taken as a whole. The Company undertakes in future filings to include the disclosure required by this paragraph.

22.  Earnings (Loss) Per Share, page F-41

6.
Please tell us, and disclose, whether you have included the outstanding limited partnership units within your calculation of earnings (loss) per share and your basis for either the exclusion or inclusion.  Please cite relevant accounting literature within your response.

The Company advises the staff that the outstanding common limited partnership units are not included within the calculation of diluted earnings (loss) per share.  However, the Company believes its calculation of diluted earnings per share is performed in accordance with and complies with Statement of Financial Accounting Standards No 128 “Earnings Per Share” (“SFAS 128”), including specifically with respect to the outstanding common limited partnership units, in accordance with the guidance in paragraphs 26 – 29 of SFAS 128.

As demonstrated in the calculation attached as Exhibit B to this letter, the “if-converted method” of calculating diluted earnings per share is not dilutive to the Company’s calculation of earnings per share. The “if-converted method” calculation results in the same diluted earnings per share as the calculation presented in the Company’s Form 10-K for the year ended December 31, 2006 because the exchange of common limited partnership units into common stock is on a one for one basis and the common limited partnership units are allocated earnings on a per share basis equal to common stock.  As a result, the Company does not believe that presenting the “if-converted method” of calculating diluted earnings per share is required under paragraph 27 of SFAS 128.

The Company undertakes in future filings to revise the disclosure in the Earnings /(Loss) Per Share Note to the consolidated financial statements as follows:

Basic earnings (loss) per share is computed by dividing net income (loss) available for common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income (loss) available for common stockholders by the sum of the weighted-average number of common shares outstanding for the period plus the assumed exercise of all dilutive securities. The impact of the common limited partnership units of the Operating Partnership is considered in the calculation of diluted earnings (loss) per share. The common limited partnership units of the Operating Partnership are not included in the dilutive earnings (loss) per share calculation because the exchange of common limited partnership units into common stock is on a one for one basis and the common limited partnership units are allocated earnings on a per share basis equal to common stock.  Accordingly, any exchange would not have any effect on diluted earnings (loss) per share. The following table reconciles the numerator and denominator of the basic and diluted per-share computations for net income for the years ended December 31, 20XX, 20XX and 20XX:

*            *            *

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at 310-481-8452 or at hroth@kilroyrealty.com

Sincerely,

/s/ Heidi R. Roth
Heidi R. Roth
Senior Vice President and Controller